Exhibit No. 5.0

CONVERTIBLE
PROMISSORY NOTE

Amount: $5,000,000.00	Dated as of July 31, 2004

     FOR VALUE RECEIVED, the undersigned Consumer Direct of America, a Nevada corporation, 6330 S. Sandhill Rd. Las Vegas, Nevada 89120 (“Maker”), promises to pay to the order of Club Vista Holdings, Inc. 45 Club Vista Drive Henderson, Nevada 89052 (“Lender”), the principal sum of Five Million Dollars $5,000,000.00, together with interest on the unpaid principal balance on maturity of the note on July 31, 2005.

     1. INTEREST RATE.

     The unpaid principal under this Promissory Note shall bear interest at a rate of ten percent (l0%) per annum payable in arrears. The Lender has the option of extending this note for a period of thirty (30) days, providing the Maker pays a one (1) percent extension fee for every thirty (30) days the note is extended. In the event the note is extended, the interest rate is increased to twenty (20) percent per annum.

     The first interest payment shall be due 6 months from the date of this note in the amount of two hundred and fifty thousand dollars ($250,000), which represents the first six months of interest on this note. Thereafter, monthly payments of forty-one thousand, six hundred sixty-six dollars and sixty-seven cents ($41,666.67) will be trade until the note reaches maturity.

     In the event this note is not converted to equity, there shall be an origination fee equal to two (2) percent of the principal amount added to the payoff of this note.

     2. CONVERSION.

     Lender must, upon written notice from Maker of Maker’s conversion from a publicly traded company to a privately held company; convert all of the principal balance and accrued but unpaid interest hereunder into shares of Maker’s common stock, $.001 par value per share (“Common Stock”), the equivalent of 9,977,932 common shares of the Maker’s capital stock which shall be issued to Lender as collateral. Said Common Stock shall be calculated and based at all times on fifty-one percent (51%) of the Common Stock Lender shall acknowledge previously executed convertible promissory note dated July 14, 2004 as having been cancelled and satisfied in full.

     In the event. Lender wishes to convert this note to equity while the Marker is still a publicly traded company, Lender may effect the conversion of all outstanding principal and accrued interest under this Note at any time. Lender shall have the right to extend, by notice to Maker, the Maturity Date of this Note to the date of such consummation or to any other date determined by Lender in its sole discretion. Upon any conversion of this Note by Lender or Maker as provided above, Maker shall, promptly following surrender of this Note by Lender, issue certificate(s) representing the shares of Common Stock in such names) ac designated by Lender.

     3. COMPUTATION.

     Interest chargeable hereunder shall be calculated from the date hereof and pursuant to Section 1, from the Maturity Date, on the basis of a three hundred sixty (360) day year for the actual number of days elapsed. Interest not paid when due shall be added to the unpaid principal balance and shall thereafter bear interest at the same rate as principal. All payments (including prepayments) hereunder are to be applied first to the payment of accrued interest and the balance remaining applied to the payment of principal.

     4. LAWFUL MONEY; DESIGNATED PLACES OF PAYMENT.

     All principal and interest, due hereunder is payable in lawful money of the United States of America, in immediately available funds at Lenders designated address not later than 3:00 p.m (pacific time), on the day of payment.

     5. WAIVERS.

     Except as set forth elsewhere herein, Maker, for itself and its legal representatives, successors, and assigns, expressly waives presentment, protest, demand, notice of dishonor, notice of nonpayment, notice of maturity, notice of protest, notice of intent to accelerate, notice of acceleration, presentment for the purpose of accelerating maturity, and diligence in collection.

     6. DEFAULT.

     Maker will be in default if any of the following happens: a) Maker fails to make .payments when due, (b) Maker breaks any promise made herein to Lender, or Maker fails to perform at the time and strictly in the manner provided in this Note, (c) any representation or statement made or furnished to Lender by Maker or on Maker’s behalf is false or misleading in any material respect, (d) Maker becomes insolvent, a receiver is appointed for any part of Maker’s property, Maker makes an assignment for the benefit of creditors, or any proceeding is commenced either by Maker or against. Maker under any bankruptcy or insolvency laws, and (e) any creditor tries to take any of Maker’s property on or in which Lender has a lien or security interest. It is expressly agreed that, upon the occurrence of an event of default, as defined herein, the unpaid principal balance of this promissory note, together with interest accrued hereon, shall be due and payable without presentment, demand, protest, or notice of protest, all of which are hereby expressly waived in the event of default, the interest rate on this note shall be at a rate of twenty (20) percent per annum from the default date. The Maker shall also incur an additional default fee of two (2) percent of the principal.

     7. SECURITY INTERESTS.

     It is further understood that this Note is secured by, among other things, security interests granted to Lender under a UCC-I general security interest in Makers assets and income.

     8. ATTORNEYS’ FEES.

     In the event it should become necessary to employ counsel to collect this Promissory Note. Maker agrees to pay the reasonable attorneys’ Fees and costs of the holder hereof incurred in connection with the holder’s collection efforts, irrespective of whether suit is brought.

     9. SECTION HEADINGS.

     Headings and numbers have been set forth for convenience only. Unless the contrary is compelled by the context, everything contained in each paragraph applies equally to this entire Promissory Note.

     10. AMENDMENTS IN WRITING.

     This Promissory Note may be changed, modified, amended, only in writing.

     11. CHOICE OF LAW.

     This Promissory Note and all transactions hereunder and/or evidenced hereby shall be governed by, construed under, and enforced in accordance with the laws of the State of Nevada.

     12. WAIVER OF TRIAL BY JURY.

     Maker hereby waives, to the extent permitted under- applicable law, any right to trial by jury in any action or proceeding relating to this Promissory Note.

     13. TRANSERABILITY.

     The right to principal and interest under this Promissory Note may be transferred only through a book entry system maintained by Maker. Any other means of transfer, including, without limitation, transfers by endorsement, shall be null and void. Ownership of the obligation must be reflected in a book entry. A. book entry is a record of ownership that identifies the owner of an interest in this Promissory Note.

Made and Executed on:

July 31, 2044, at
Las Vegas, Nevada

Consumer Direct of America,
a Nevada corporation

By: /s/ Michael A Barron

Name: Michael A. Barron
Title: CEO

Club Vista Holdings Inc.

By: /s/ Gary D. Tharaldson

Name: Gary D. Tharaldson
Title: President